* KH 9/8

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8- 13173

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/10 (MM/DD/YY) AND ENDING 06/30/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aquila Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

380 Madison Avenue, Suite 2300
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Driessen 212-697-6666
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Linder & Linder
(Name – *if individual, state last, first, middle name*)

8 Chatham Place	Dix Hills	New York	11746
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

[redacted]

11022754

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 9/8

OATH OR AFFIRMATION

I, Robert Driessen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aquila Distributors, Inc. [redacted], as of June 30, 20 11, are true and correct. I further swear [redacted]m) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PAMELA C. ROSE
Notary Public - State of New York
No. 01RO6089026
Qualified in New York County
My Commission Expires March 17, 2007 '15

Notary Public

Signature

Senior Vice President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Aquila Distributors, Inc.

Statement of Financial Condition
June 30, 2011

The Company's Statement of Financial Condition as of June 30, 2011 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

LINDER & LINDER ■ *Certified Public Accountants*

8 Chatham Place, Dix Hills, NY 11746 (631) 462-1213 Fax (631) 462-8319

Thomas Linder
Gail Linder

Independent Auditors' Report

To the Board of Directors and Stockholders of
Aquila Distributors, Inc.:

We have audited the accompanying statement of financial condition of Aquila Distributors, Inc. (the "Company") as of June 30, 2011 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Aquila Distributors, Inc. at June 30, 2011, in conformity with accounting principles generally accepted in the United States of America.

Dix Hills, N.Y.
August 18, 2011

Aquila Distributors, Inc.
Statement of Financial Condition
June 30, 2011

Assets		
Cash and cash equivalents	$	1,198,618
Commissions receivable		49,316
Due from funds		313,788
Prepaid expenses		15,248
Marketable securities, at market		7,590
Total assets	$	1,584,560
Liabilities and Stockholders' Equity		
Liabilities		
Commissions payable	$	490,983
Accounts payable and accrued expenses		93,984
Taxes payable		28,940
Total liabilities		613,907
Stockholders' Equity		
Common stock, no par value, 200 shares authorized, issued and outstanding		7,000
Additional paid-in capital		268,000
Retained earnings		695,653
Total stockholders' equity		970,653
Total liabilities and stockholders' equity	$	1,584,560

The accompanying notes are an integral part of this financial statement.

1. Organization

Aquila Distributors, Inc., (the "Company"), is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company acts as the exclusive distributor of shares in municipal and corporate bond funds, equity funds, and money market mutual funds for its affiliate, Aquila Investment Management LLC, ("Aquila Management"), which serves as manager and administrator and, with certain funds, as investment adviser. The Company and Aquila Management are under common ownership and certain officers and directors of the Company are also officers, trustees and stockholders of the above mentioned affiliate and the affiliated mutual funds.

Commission Income

The Company, as the exclusive distributor, receives commission income from the sale of affiliated mutual fund shares including underwriting fees and broker commissions from mutual fund trades processed by the Company. Both underwriting fees and commissions are based upon a percentage of the sales price of the shares sold, which percentage varies with the amount of the purchase and shares already owned. Income is recognized on the trade date basis, which is the date of sale of the mutual fund shares.

For the year ended June 30, 2011, all commission income earned by the Company was from the sale of shares of the affiliated funds.

Clearance of Mutual Fund Shares

The Company is a member of Fund/Serv, a facility offered to registered broker/dealers for the clearance of purchases and redemptions of mutual fund shares by member financial institutions. Pursuant to arrangements with the affiliated mutual funds and their bank, the Company does not hold cash or securities from Fund/Serv nor does it owe money or securities to the affiliated mutual funds for the liabilities associated with such funds or securities. All fund shareholder records are maintained by BNY Mellon Investment Servicing, as transfer and shareholder servicing agent for the affiliated mutual funds.

2. Summary of Significant Accounting Policies

Cash Equivalents

The Company considers all money market accounts and all highly liquid instruments purchased with original maturities of three months or less to be cash equivalents.

Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation

allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Accounting principles generally accepted in the United States of America require management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if the Company has taken an uncertain position that more likely than not would be sustained upon examination by the taxing jurisdictions. The Company has analyzed the tax positions taken, and has concluded that as of June 30, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Company is subject to routine audits for any tax periods in progress. The Company believes it is no longer subject to income tax examinations for years prior to 2007.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Related Party Transactions

As discussed in Note 1, Aquila Management serves as the manager and administrator and in some instances, investment adviser to the various funds for which the Company serves as the exclusive distributor. In connection with its services to the funds, the Company is provided with office space and certain other services by Aquila Management. Costs for various shared services are reimbursed to Aquila Management. In addition, the Company charged Aquila Management a shareholder services, marketing, professional and support services fee.

At June 30, 2009 the Company and Aquila Management entered into a Purchase and Sale Agreement, whereby, the Company from time to time may sell purchased receivables related to each fund to Aquila Management. For the fiscal year ended June 30, 2011, Aquila Management purchased receivables in the amount of $498,741, at a cost of $440,000.

At June 30, 2011, inter-company balances are: cash equivalents $77,310, commissions receivable $36,872 and due from funds $313,788.

The Company has made payments to another affiliated party for consulting services.

4. Net Capital Requirements

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Commission Act, as amended, which requires a broker-dealer to have, at all times, sufficient liquid assets to cover indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital of the greater of $25,000 or 1/15 of aggregate indebtedness.

At June 30, 2011, the Company had net capital, as defined, of $638,932, which exceeded the required minimum net capital of $40,927 by $598,005. Aggregate indebtedness at June 30, 2011 totaled $613,907. The ratio of aggregate indebtedness to net capital was 0.96 to 1.

Additionally, National Securities Clearing Corporation requires a broker-dealer to have $50,000 in excess net capital over the minimum net capital requirement imposed by the Securities and Exchange Commission. The Company exceeded this requirement by $548,005.

5. Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance-sheet credit risk in the event the customer or other party is unable to fulfill its contractual obligations.

The uncertain financial market could adversely affect the Company's business.

The Company may, from time to time, have cash in excess of FDIC insured limits and is exposed to the credit risk resulting from this concentration of cash.

6. Fair Value Measurements

The Company accounts for its financial instruments at fair value, which is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels is explained below:

Level 1: Valuations based on unadjusted quoted prices in active markets for identical assets and liabilities that the Company has the ability to access. Valuation adjustments are not applied to Level 1 securities, since valuations are based on quoted prices that are readily and regularly available in an active market and valuation of these securities does not entail a significant degree of judgment.

Level 2: Pricing inputs are other than quoted market prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair

value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include corporate debt, less liquid and restricted equity securities and warrants.

Level 3: Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. Investments in this category generally include interests in corporate private equity.

The following are the major categories of assets and liabilities measured at fair value on a recurring basis and summarized by the fair value hierarchy as described above, as of June 30, 2011.

Description	Total	Level 1	Level 2	Level 3
Marketable securities, at market	**$ 7,590**	**$ 7,590**	**$ -**	**$ -**

7. Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions through August 18, 2011 for potential recognition or disclosure through the date the financial statements were issued.

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Forwarding and Address Correction Requested

Check appropriate boxes.

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☐ (II) the sale of variable annuities;

☐ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it effects transactions in security futures products only;

Pursuant to the terms of this form (detailed below).

x [signature] SVP + CCO 12-16-10
Authorized Signature/Title Date

SIPC-3 2011

8-013173 FINRA JUN 12/30/1970
AQUILA DISTRIBUTORS INC
380 MADISON AVENUE STE 2300
NEW YORK, NY 10017-2513

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Form SIPC-3

FY 2011

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A)(ii) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending <u>December 31, 2011</u> its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☐ (II) the sale of variable annuities;

☐ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it effects transactions in security futures products only;

and that, therefore, under section 78ccc(a)(2)(A)(ii) of the SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

<u>Interest on Assessments.</u>

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A)(ii) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under Section78ddd(c) of the SIPA.

Sign, date and return the top portion of this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain the bottom portion of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.